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                            January 25, 2022

       Mattia Tomba
       Co-Chief Executive Officer
       VAM Acquisition Corp.
       1 Via San Raffaele
       20121 Milano MI
       Italy

                                                        Re: VAM Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
29, 2021
                                                            CIK No. 0001901336

       Dear Mr. Tomba:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 29, 2021

       Prospectus Cover Page, page i

   1. We note the disclosure that you may seek shareholder approval to amend the amended and restated memorandum and
articles of incorporation to extend the time period available to complete an initial
business combination. You then state that "public shareholders will be offered the opportunity
to vote on or redeem their shares in connection with any such extension." Please
explain why shareholders will not be offered the opportunity to vote on and redeem their
shares in connection with such extension.
 Mattia Tomba
FirstName  LastNameMattia Tomba
VAM Acquisition  Corp.
Comapany
January 25,NameVAM
            2022      Acquisition Corp.
January
Page 2 25, 2022 Page 2
FirstName LastName
2. We note the disclosure on page 120 that holders of class B ordinary shares are the only shareholders entitled to vote for the appointment or removal of directors. Please revise the cover page to clearly disclose these disparate voting rights. Please also reconcile the disclosure on page 120 with the disclosure on page 18, which states that class A and class
         B ordinary shares vote together as a class, except as required by law. Principal Shareholders, page 112

3. Please disclose the control person(s) for your sponsor, DeepTech Capital LLC. In addition, we note that you have attributed portions of the shares held by your sponsor to the various officers and directors. Please revise to include the beneficial ownership of the entire amount held by your sponsor to the person(s) who controls your sponsor. See
         Instruction 2 to Item 403 and Rule 13d-3.
General

4. We note your disclosure on pages 42 and 100 regarding competition. Please expand your disclosure to address competition from other SPACs.
5. We note your disclosure on pages 67 and 81 regarding the potential need to raise additional funds. Please expand your disclosure to describe the impact of additional financing on public shareholders.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Alejandro A. Gordano, Esq.